SPANSION INC.

915 DEGUIGNE DRIVE

P.O. BOX 3453

SUNNYVALE, CA 94088

April 26, 2012

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, DC 20549
Attention:	Amanda Ravitz, Assistant Director
Daniel Morris, Special Counsel
Joseph McCann, Staff Attorney

Re:	Spansion Inc.
Registration Statement on Form S-3 (Registration No. 333-180034)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration by the Securities and Exchange Commission (the “Commission”) of the effective date of the Registration Statement on Form S-3 (Registration No. 333-180034) (the “Registration Statement”) of Spansion Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on Monday, April 30, 2012, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Robert W. Phillips at (650) 463-3051.

The Company acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Very truly yours,

SPANSION INC.

By:	/s/ Scot A. Griffin
Scot A. Griffin
Senior Vice President, General Counsel